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AB* 3/27

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon, Haskett & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Arch Street
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan S. Gordon 203-862-5100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

RECEIVED MAR 2007

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon, Haskett & Co., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner

Title

Notary Public

NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/11

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON, HASKETT & CO.
(A PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Gordon, Haskett & Co.
71 Arch Street
Greenwich, CT 06830

We have audited the accompanying statement of financial condition of Gordon, Haskett & Co. (A Partnership) as of December 31, 2006. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon, Haskett & Co. (A Partnership) as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Todman & Co. CPAs P.C.

New York, New York
February 22, 2007

GORDON, HASKETT & CO.
(A PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Cash and cash equivalents	$ 324,806
Receivables from brokers and dealers	18,914
Securities owned, at market value	
U.S. Treasury bills and notes	1,191,255
Stock	19,305
Furniture and fixtures – net	9,800
Other receivables	200,000
Total assets	$ 1,764,080

LIABILITIES AND PARTNERSHIP CAPITAL

Accounts payable and accrued liabilities	$ 50,000
Commitments and contingencies	
Partnership capital	1,714,080
Total liabilities and partnership capital	$ 1,764,080

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Gordon, Haskett & Co. (the "Partnership") is primarily engaged in buying and selling securities as a securities broker. The Partnership also provides consulting, research and financial services to various institutions. The Partnership, like other securities entities, is affected by economic and political conditions.

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provides that the Partnership clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Basis of Accounting

Securities transactions (and related revenues and expenses) are reflected in the financial statements on a settlement date basis. There is no material difference between the trade and settlement dates. The Partnership trading and investment accounts are valued at market and the resulting unrealized gains and losses are reflected in earnings.

(c) Cash Equivalents

For purposes of the statement of cash flows, the Partnership has defined cash equivalents as short-term money market funds, highly-liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

(d) Income Taxes

No provision has been made for income taxes, since each partner is liable for his proportionate share of income taxes on partnership income.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Note 2 - Net Capital Requirement

The Partnership's minimum net capital requirement under rule 15c3-1 of the SEC was $50,000, whereas the net capital as computed was $1,494,733, leaving an excess net capital of $1,444,733. The capital ratio computed was 3.4%, versus an allowable maximum of 1500%.

Note 3 – Exchange Membership

During March 2006, the New York Stock Exchange (NYSE) merged with Archipelago Holdings, Inc. As a result of this transaction, the Partnership exchanged its NYSE membership interest for $404,640 in cash, 78,601 shares of NYSE Group common stock, and a special dividend of $70,571. Accordingly the Partnership recorded realized and unrealized gains of $6,483,282. The gains and special dividend are included in other income in the accompanying income statement.

The aforementioned shares of NYSE Group common stock were immediately distributed to the Partnership's partners and included in capital withdrawals in the accompanying statement of changes in partnership capital.

Note 4 - Consolidation of Variable Interest Entities

FASB issued FIN 46, Consolidation of Variable Interest Entities, (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

The Partnership has evaluated its relationships with three entities and has determined that, although the entities are variable interest entities and the Partnership holds variable interests in the entities, these entities are not required to be consolidated in the Partnership's financial statements pursuant to FIN 46.

The Partnership leases office space from a partnership owned by its partners (See Note 5). The Partnership is not the primary beneficiary.

The Partnership pays an annual license fee to a second partnership owned by its partners. This second partnership is not an operating entity and exists solely as a pass through entity for receiving these fees. For the year ended December 31, 2006, $120,000 in license fees were paid to this entity.

Note 2 - Net Capital Requirement

The Partnership's minimum net capital requirement under rule 15c3-1 of the SEC was $50,000, whereas the net capital as computed was $1,494,733, leaving an excess net capital of $1,444,733. The capital ratio computed was 3.4%, versus an allowable maximum of 1500%.

Note 3 – Exchange Membership

During March 2006, the New York Stock Exchange (NYSE) merged with Archipelago Holdings, Inc. As a result of this transaction, the Partnership exchanged its NYSE membership interest for $404,640 in cash, 78,601 shares of NYSE Group common stock, and a special dividend of $70,571. Accordingly the Partnership recorded realized and unrealized gains of $6,483,282. The gains and special dividend are included in other income in the accompanying income statement.

The aforementioned shares of NYSE Group common stock were immediately distributed to the Partnership's partners and included in capital withdrawals in the accompanying statement of changes in partnership capital.

Note 4 - Consolidation of Variable Interest Entities

FASB issued FIN 46, Consolidation of Variable Interest Entities, (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

The Partnership has evaluated its relationships with three entities and has determined that, although the entities are variable interest entities and the Partnership holds variable interests in the entities, these entities are not required to be consolidated in the Partnership's financial statements pursuant to FIN 46.

The Partnership leases office space from an entity owned by one of its partners (See Note 5). The Partnership is not the primary beneficiary.

The Partnership pays an annual license fee to a second partnership owned by its partners. This second partnership is not an operating entity and exists solely as a pass through entity for receiving these fees. For the year ended December 31, 2006, $120,000 in license fees were paid to this entity.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk (continued)

The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Partnership has uninsured cash in various institutions which exceed FDIC insured limits

Note 7 – Recent Accounting Pronouncement

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether of not an instrument is carried at fair value. SFAS 157 also precludes the use of liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS is effective for 2007, and must be applied prospectively, except for the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount and is to be applied as a cumulative-effect adjustment to opening retained earnings on the date we initially apply SFAS 157.

The Partnership intends to adopt SFAS in 2007 and does not expect it to have a material impact on our Statement of Financial Condition.

END

A copy of the Partnership's statement of financial condition, as at December 31, 2006, pursuant to SEC rule 17a-5, is available for examination at the Partnership's main office and at the regional office of the SEC.